[redacted]

09005268

ACT ICA
SECTION 15(a)(4), 2(a)(4)
RULE
PUBLIC AVAILABILITY Apr. 14, 2009

NO ACT

April 14, 2009
Our Ref. No. 2009414941
Iridian Asset Management LLC
File No. 801-50661

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated April 14, 2009 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under section 15(a) of the Investment Company Act of 1940 ("Act") against Iridian Asset Management LLC ("Iridian") if Iridian continues to serve as the investment adviser to First Eagle Fund of America, Inc. (the "Fund") without shareholder approval under the extraordinary circumstances described in your letter. You state that Iridian is an indirect wholly owned subsidiary of the Governor and Company of the Bank of Ireland ("Bank"). By letter dated April 2, 2009, we granted similar relief under section 15(a) of the Act to Bank of Ireland Asset Management (U.S.) Limited, another wholly owned subsidiary of the Bank.[1]

You state that, as a result of the global financial turmoil, the Irish government announced on February 11, 2009 its agreement to specific terms to recapitalize the Bank ("Bank Recapitalization"). You state that, pursuant to the Bank Recapitalization, the Irish government will acquire newly issued securities that will give it 25% of the voting rights with respect to the appointment of directors of the Bank. You also state that the Bank Recapitalization gives the Irish government certain additional rights, such as a special right to directly appoint Bank directors and warrants to acquire a potentially larger equity interest in the Bank. You state that the Bank Recapitalization may have resulted in a change of control of Iridian, an assignment of Iridian's investment advisory agreement with the Fund ("Advisory Agreement") within the meaning of section 2(a)(4) of the Act, and an automatic termination of the Advisory Agreement pursuant to its terms and section 15(a)(4) of the Act.

You state that, prior to the completion of the Bank Recapitalization on March 31, 2009, the board of directors of the Fund ("Board"), including a majority of the disinterested directors, met in person and approved Iridian continuing to serve as investment adviser to the Fund under a written agreement on materially the same terms and conditions as the Advisory Agreement ("Continuance"). You state that the Continuance relates to emergency measures by the Irish government that are designed to reinforce the stability of Ireland's financial system and ensure that the capital ratios of major Irish banks would meet the current market expectations of international investors.

You also state that the Irish government's announcement of the Bank Recapitalization emphasized that the government does not intend to take control of the Bank. You state that the Bank Recapitalization will not result in any substantive changes to the terms of the Advisory Agreement or in the day-to-day personnel providing services under the Advisory

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1 *See Bank of Ireland Asset Management (U.S.) Ltd.* (pub. avail. Apr. 2, 2009).

Agreement. You state that the Bank and Iridian have advised the Fund's Board that the costs of soliciting proxies and holding shareholder votes on the Continuance outweigh any potential benefit to shareholders of taking such actions. You also state that the Fund will provide its shareholders with notice of the Bank Recapitalization by issuing a press release and posting that release on the Fund's website. You also state that the Fund will include information about the Bank Recapitalization in its next semi-annual or annual report to shareholders following the Bank Recapitalization.

Based on the facts and circumstances described in your letter, and in particular the circumstances surrounding the Irish government's action, we would not recommend enforcement action to the Commission under section 15(a) of the Act against Iridian if Iridian serves as the investment adviser to the Fund under a Continuance that has not been approved by the vote of a majority of the Fund's outstanding voting securities. Our conclusion is based solely on the facts, circumstances and representations set forth in your letter, and any different facts, circumstances or representations might require a different conclusion. This response expresses the staff's position on enforcement action only and does not represent any legal conclusions regarding the matters discussed herein.

Stephan N. Packs
Senior Attorney

EXECUTION VERSION

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

April 14, 2009

Nadya B. Roytblat, Esq.,
Securities and Exchange Commission,
Division of Investment Management,
100 F Street, N.E.,
Washington, DC 20549.

Re: Bank of Ireland – No-Action Request Under the Investment Company Act of 1940

Dear Ms. Roytblat:

We are writing on behalf of Iridian Asset Management LLC (the "*Adviser*"), which is an SEC-registered investment adviser and an indirect, wholly-owned subsidiary of the Governor and Company of the Bank of Ireland (the "*Bank*"), in connection with the announcement by the Bank on March 31, 2009 that the Government of the Republic of Ireland (the "*Government*") had completed a recapitalization of the Bank (the "*Bank Recapitalization*") as part of the Government's comprehensive package designed to ensure the stability of the Irish financial system. The Adviser serves as sub-adviser to First Eagle Fund of America, Inc., a registered investment company (the "*Fund*").

The Adviser respectfully requests, on its own behalf and on behalf of the Fund, confirmation from the Division of Investment Management (the "*Division*") that, on the basis of the facts and circumstances more particularly described herein, the Division will not recommend that the Securities and Exchange Commission (the "*Commission*") take enforcement action under Section 15(a) of the Investment Company Act of 1940, as amended (the "*ICA*") if, in connection with the Bank Recapitalization, the Fund does not seek shareholder approval of the continuance of its existing advisory relationship in a written agreement (the "*Continuance*") on materially the same terms and conditions as the investment advisory agreement between the Adviser and the Fund (the "*Advisory Agreement*").

I. Background

A. The Adviser and the Fund

The Adviser is a wholly-owned subsidiary of BIAM (US), Inc., itself a wholly-owned U.S. subsidiary of the Bank. The Adviser advises or sub-advises a variety of different investment products on behalf of institutional investors. As of December 31, 2008, the Adviser had approximately $5.9 billion in assets under management. The Fund is an open-end management investment company that principally invests in U.S. equities. As of March 16, 2009, the Fund had net assets of approximately $612 million.

B. The Bank Recapitalization

As the global credit markets continued to deteriorate through the fourth quarter of 2008, the Government sought to shore up the credit of the Bank and the other major Irish banks. On December 14, 2008, the Government announced its decision to pursue a recapitalization program for Irish banks of up to €10 billion. On December 21, 2008, the Minister for Finance of Ireland (the "*Minister*") announced the Government's specific plans to recapitalize each of the Bank, Anglo Irish Bank and Allied Irish Banks plc. In the announcement, the Minister emphasized the Government's objective of ensuring that the capitalization of the major Irish banks would be sufficient to meet Ireland's financial needs, and that capital ratios in the major Irish banks would meet the expectations of international investors in the current market.

On February 11, 2009, the Minister announced that the Government had agreed to specific terms to be offered to each of the Bank and Allied Irish Banks plc and indicated that these transactions would form part of the Government's comprehensive recapitalization package to reinforce the stability of the Irish financial system, increase faith in the Irish banking system and facilitate the banks involved in lending to the Irish economy. On March 31, 2009, at the direction of the Minister, completion of the Bank Recapitalization took place under the following principal terms:

- The Government provided the Bank with €3.5 billion in core Tier 1 capital in exchange for (i) 3.5 billion units of non-cumulative preference shares of the Bank (the "*Preference Shares*"), paying an 8% fixed annual dividend, and (ii) warrants providing the Government with the option to purchase up to 25% of the ordinary shares of the Bank between the fifth and the tenth anniversaries of the issuance of the Preference Shares (the "*Warrants*").

- The Minister has (i) the right to appoint 25% of the Bank's Court of Directors and (ii) 25% of the voting rights in respect of (A) a change of control of the Bank and (B) the appointment of the remaining members of the Bank's Court of Directors.

- The Bank has the option to redeem the Preference Shares within five years at the issue price or after five years at 125% of the issue price.

- If the Bank redeems up to €1.5 billion of the Government's investment in Preference Shares from privately sourced core Tier 1 capital prior to December 31, 2009, then the number of Warrants will be reduced *pro rata* by that redemption to an amount representing not less than 15% of the Bank's ordinary shares.

The Government effected the Bank Recapitalization through the National Pensions Reserve Fund Commission (the "*NRPFC*"). The NRPFC itself is not a "company" for purposes of Irish company law, is not registered with the Irish Companies Registration Office and has no capital structure or owner. Its sole purpose is to manage the assets of the National Pensions Reserve Fund on behalf of the Minister, who is a member of the Government with responsibility for the Department of Finance and who, among other responsibilities, appoints (and may terminate the appointment of) the commissioners who make up the NRPFC. The NPFRC has no assets and has no other functions or role other than controlling and managing the National Pensions Reserve Fund.

C. Applicable Law

Section 15(a) of the ICA provides, in relevant part, that it shall be unlawful for any person to serve or act as an investment adviser to a registered investment company or portfolio thereof except pursuant to a written agreement that has been approved by shareholders. Pursuant to Section 15(a)(4) of the ICA, every investment advisory contract with a registered investment company must provide that such contract will terminate automatically upon its assignment. Similarly, Section 205(a)(2) of the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"), provides that every advisory contract with a registered investment adviser must provide that such contract may not be assigned without the client's consent. Each of Section 2(a)(4) of the ICA and Section 202(a)(1) of the Advisers Act defines "assignment" to include any direct or indirect transfer of an agreement by the assignor, or of a controlling block of the assignor's outstanding voting securities by a security holder of the assignor. The Advisory Agreement contains the required provisions.

The term "controlling block" is not defined under the ICA or the Advisers Act, but "control" is defined under Section 2(a)(9) of the ICA and Section 202(a)(12) of the Advisers Act as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." Section 2(a)(9) of the ICA also provides for two rebuttable presumptions: (i) that any person who owns beneficially, directly or indirectly through one or more controlled companies, more than 25% of the voting securities of a company controls such company; and (ii) that any person who so owns 25% or less of the voting securities of a company does not control such company. Either such presumption may be rebutted "by evidence," but Section 2(a)(9) provides that the presumption continues "until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person." The Advisers Act provides for no similar presumptions.

If the Bank Recapitalization were deemed to have caused a change of control of the Adviser, then the Advisory Agreement would have automatically terminated upon such change of control, and the board of directors of the Fund would be required to approve a new Advisory Agreement and obtain the approval of the Fund's shareholders. The Bank and the Adviser do not believe that the Bank Recapitalization constitutes an "assignment" with respect to the Adviser because there has been no "transfer of a controlling block" of voting securities. First, whether a new issuance of securities by an issuer – even if representing more than 25% of the outstanding voting securities – would constitute a transfer of a controlling block is a facts and circumstances determination.[1] We are aware that in the past the Division has at least implicitly treated a new issuance of securities as potentially qualifying as a "transfer of a controlling block" (the American Centuries Letter discussed below is one example) and the Adviser must therefore take account of that view in considering what relief under the ICA, if any, may be required. Second, the Adviser believes that the presumption provided by Section 2(a)(9) of the ICA that the Preference Shares to be issued to the Government do

[1] The legislative history of the ICA and the Advisers Act indicates that the provisions thereof governing assignments of investment advisory contracts were intended to address perceived problems posed by "trafficking" in investment advisory contracts, where control of such a contract is intentionally transferred to outsiders without the client's knowledge or consent, generally for profit. *See* S. Rep. No. 1775, 76th Cong., 3rd Sess. 1 (1940), at 6-7, 22; Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 225 (1940), at 253-54 (Statement of D. Schenker, General Counsel to the Investment Trust Study). *See also Willheim v. Murchison*, 342 F.2d 33, 39 (2d Cir. 1965), *cert. denied*, 382 U.S. 840 (1966), in which the court observed that "the provision [Section 2(a)(4)] speaking of the 'transfer...of a controlling block' contemplates that such a block exist and be transferred...."

not constitute a controlling block holds in this case.[2] Nevertheless, because the Government will have certain additional rights under the Preference Shares, including a special right to appoint directors directly, and potentially a larger equity interest (through the Warrants), the Bank and the Adviser recognize that whether the Preference Shares, Warrants and associated rights held by the Government, taken together, are entitled to the benefit of such presumption of non-control may be subject to some debate, and therefore they seek the no-action assurances of the Division as described herein.

The Division has in the past provided relief from aspects of Section 15(a) of the ICA under limited circumstances. Most significantly, on April 2, 2009, the Division granted no-enforcement relief to Bank of Ireland Asset Management (U.S.) Ltd. ("*BIAM*") in connection with the Bank Recapitalization (the "*BIAM Letter*"). In the BIAM Letter, the Division confirmed that it would not recommend enforcement action to the Commission under Section 15(a) of the Act if, without approval by the vote of a majority of the outstanding voting securities of The New Ireland Fund, Inc. ("*The New Ireland Fund*"), BIAM continued to serve as the investment adviser to The New Ireland Fund under a written agreement on materially the same terms and conditions as those of the investment advisory agreement between BIAM and The New Ireland Fund that existed prior to the Bank Recapitalization.

Also relevant to the instant case is the no-action letter granted to Fortis Group, *et al.*, dated January 27, 2009 (the "*Fortis Letter*"). As described in the Fortis

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2 The percentage of "voting securities" that is relevant in the instant case is the percentage of voting power generally in the election of the Bank's directors that the Government's Preference Shares will carry. The Government's right to appoint two directors directly to the Court of Directors is arguably not relevant to the determination of the applicable percentage. *See, e.g., American Century Cos., Inc.* (pub. Avail. December 23, 1997) (the "*American Century Letter*"). The American Century Letter concerned J.P. Morgan & Co.'s acquisition of 45% of the voting securities of a private holding company that owned an investment adviser and was controlled by one family. The 45% block was issued in the form of low-voting stock and represented only 11% of the voting power of all of the outstanding stock. The Division considered at length whether the presumption that a 10.8% voting interest did not constitute a controlling block for purposes of Section 2(a)(9) of the ICA was rebutted by the grant to J.P. Morgan of certain special voting and management rights, including a right to appoint two of ten directors of the holding company. In considering the percentage of voting securities at issue, the Division expressly referred to the "10.83% of the voting power of [the adviser's parent]" and not the right to appointment of 20% of the directors.

Letter, on September 28, 2008 and October 5, 2008, the Belgian government acquired 49.9% and 100%, respectively, of the ownership interests in Fortis Investment Management SA ("*FIM*"), the global asset management arm of the Fortis Group. At the time of such nationalizations (the "*Fortis Nationalizations*"), certain FIM subsidiaries owned interests of 45% and higher in various SEC-registered investment advisers (the "*FIM Advisers*") that served as advisers and/or sub-advisers to clients that included registered open- and closed-end management investment companies (the "*Fortis Clients*"). Within ten business days of the automatic termination of the advisory contracts to which the FIM Advisers were a party, the board of directors of each Fortis Client approved the FIM Advisers' continuing to serve as investment advisers to the Fortis Clients. The Division stated, in relevant part, that, in light of the extraordinary circumstances surrounding the Fortis Nationalizations, it would not recommend enforcement action to the Commission if a FIM Adviser served as investment adviser to a Fortis Client under a continuing advisory agreement without approval of the continuance by a majority of the Fortis Client's outstanding voting securities. In the Fortis Letter, the Division took particular note of the fact the Belgian government "temporarily seized a business, while leaving its management personnel and structures in place, with the stated aim of restoring confidence in the business and returning it to the private sector."

The Division provided similar no-enforcement relief to Mutual Benefit Fund when its counsel, in an incoming letter to the Division dated August 2, 1991, argued that the circumstances of a government intervention in a business are unique and not of the type contemplated by Sections 15(a) or 2(a)(4) and, furthermore, that seeking shareholder consents describing technical regulatory procedures in the midst of an already inflamed situation is likely to be counterproductive, resulting in unnecessary and harmful redemptions rather than investor protection. In response, the Division granted relief under Sections 2(a)(4), 15(a), and 15(b), allowing the advisers and underwriters to the registered investment companies to continue to perform under their respective investment advisory agreements and principal underwriting agreements without further interestholder vote.

D. Actions Expected to be Taken in Response to the Bank Recapitalization

Recognizing the possibility that the Bank Recapitalization may be deemed to have resulted in a change of control of the Adviser, an assignment of the Advisory Agreement within the meaning of Section 2(a)(4) of the ICA, and an automatic termination of the Advisory Agreement pursuant to its terms and Section 15(a)(4) of the ICA, the board of directors of the Fund, in accordance with Section 15(c) of the ICA, held an in-person meeting on March 24, at which a majority of non-interested directors of the Fund approved the Continuance on materially the same terms and conditions that are set forth in the Advisory Agreement.

The Fund will provide its shareholders with notice of the Bank Recapitalization by issuing a press release and posting that release to its website. The Fund will also include summary information about the Bank Recapitalization in its next semi-annual or annual report to shareholders.

II. Analysis and Relief Requested

We respectfully submit that the facts and circumstances of the Bank Recapitalization warrant extending to the Adviser and the Fund the relief regarding shareholder approvals under Section 15(a) the same as that granted by the Division under the BIAM Letter – specifically, that notwithstanding the possibility that the Bank Recapitalization may be deemed to have resulted in a statutory assignment of the Advisory Agreement, the Continuance may be effected solely by action of the board of directors of the Fund as described above. Accordingly, the Adviser, on its own behalf and on behalf of the Fund, seeks assurances from the Division that it will not recommend enforcement action to the Commission under Section 15(a) of the ICA if the Fund does not seek shareholder approval of the Continuance.

Because the facts and circumstances pertaining to the instant case and those described in the BIAM Letter are identical, we believe that the parallels between the Bank Recapitalization and the Fortis Nationalizations that are described in the BIAM Letter are equally relevant hereto. Under the Fortis Nationalizations, a government entity temporarily invested in a business without replacing its management personnel or restructuring its organization. Similarly, in the Government's announcement of February 11, 2009 described in Section II.B. above, the Minister emphasized that the Government does not intend to take control of the Bank. Indeed, while the Fortis Nationalizations involved the governmental seizure of full ownership of a business, the Bank Recapitalization will involve only a partial investment that arguably does not even represent a control position. Furthermore, the financial terms of the Bank Recapitalization, which provide for, among other things, (i) a fixed annual dividend to the Government of 8% and (ii) more significantly, optional redemption of the Preference Shares in the first five years at 100% of the issue price (as opposed to optional redemption at 125% of the issue price after the fifth year), are intended to encourage the Bank's redemption of the Government's Preference Shares in the short term.

The Bank Recapitalization, like the Fortis Nationalizations, is part of an emergency measure to bolster the viability of a major financial institution and stanch the effects of the global financial crisis. The Bank and the other major Irish banks serve a role that is fundamental to the health of the Irish economy. As turbulence in the global financial markets persisted, and confidence in the credit sector deteriorated, the Government determined that a comprehensive recapitalization program was necessary for each financial institution individually, the Irish banking sector as an industry and the entire Irish economy as a whole, of which the Bank and the other major Irish banks are an integral part. From a public policy perspective, the Bank Recapitalization, like the Fortis Nationalization, involves the emergency actions of a foreign sovereign designed to address an extraordinary economic crisis.

Finally, the Bank and the Adviser have advised the board of directors of the Fund that the solicitation of fund shareholder proxies for the purpose of approving the Continuance could serve to damage the Fund by confusing an already nervous investor base, and that the added costs associated with soliciting proxies and holding shareholder votes far outweigh any potential benefits to shareholders of taking such actions, as the Bank Recapitalization will not result in any substantive changes to the terms of the Advisory Agreement or the Adviser's personnel providing day-to-day services thereunder or in any change in the actual control of the Adviser.

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Should you have any questions or wish to discuss these or any other related issues further, please call the undersigned at (212) 558-4859 or Zachary Jacobs at (212) 558-1645.

Very truly yours,

Mark J. Menting

cc: Lane Bucklan, Esq.
(Iridian Asset Management LLC)

Mark D. Goldstein, Esq.
(Arnhold and S. Bleichroeder Advisers, LLC)

Nathan J. Greene, Esq.
(Shearman & Sterling LLP)

Zachary J. P. Jacobs
(Sullivan & Cromwell LLP)